-------------------------               UNITED STATES SECURITIES AND EXCHANGE COMMISSION              ------------------------------
         FORM 4                                      WASHINGTON, D.C. 20549                                     OMB Approval
-------------------------                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                ------------------------------
[ ] Check this box if no                                                                               OMB Number: 3235-0287
    longer subject to        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Expires:   PENDING
    Section 16. Form 4         Section 17(a) of the Public Utility Holding Company Act of 1935 or      Estimated average burden
    or Form 5 obligations              Section 30(f) of the Investment Company Act of 1940             hours per response.......0.5
    may continue. See                                                                                 ------------------------------
    Instruction 1(b).

    (Print or Type Responses)
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1.  Name and Address of Reporting Person*   2. Issuer Name and Ticker or Trading Symbol      6. Relationship of Reporting Person(s)
                                                                                                to Issuer
                                               American Home Mortgage Holdings, Inc.;                (Check all applicable)
    Strauss       Michael                      AHMH
    ------------------------------------    -----------------------------------------------  [X] Director        [X] 10% Owner
    (Last)        (First)      (Middle)     3. I.R.S. Identification       4. Statement for  [X] Officer (give   [ ] Other (specify
                                               Number of Reporting            Month/Year                  title             below)
                                               Person, if an entity                                       below)
                                               (Voluntary)                    08/2002
     c/o American Home Mortgage                                                               Chairman, President and Chief
         Holdings, Inc.                                                                       Executive Officer
     520 Broadhollow Road                                                                     --------------------------------------
    ------------------------------------                                   ---------------------------------------------------------
                  (Street)                                                 5. If Amendment,  7. Individual or Joint/Group Filing
                                                                              Date of               (Check Applicable Line)
                                                                              Original
    Melville      New York       11747                                        (Month/Year)   [X] Form Filed by One Reporting Person
    ------------------------------------                                                     [ ] Form Filed by More than One
    (City)        (State)        (Zip)                                                           Reporting Person

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                                                                                                                         Page 1 of 3
                                                                                                                    SEC 1472 (01-02)

FORM 4 (continued)

                       TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at End      or Indirect     Ownership
                             Day/                                                      of Month          (I)             (Instr. 4)
                             Year)                                                     (Instr. 3         (Instr. 4)
                                                                                       and 4)
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                                         Code     V     Amount  (A) or (D)  Price
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Common Stock, par value   08/01/2002       S            2,500       (D)     $10.85     4,249,606            D
  $0.01 per share
  ("Common Stock") (1)
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Common Stock              08/02/2002       S            2,500       (D)     $10.82     4,249,606            D
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Common Stock              08/05/2002       S            2,500       (D)     $10.71     4,249,606            D
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Common Stock              08/06/2002       S            2,500       (D)     $10.37     4,249,606            D
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Common Stock              08/07/2002       S            2,500       (D)     $10.00     4,249,606            D
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Common Stock              08/08/2002       S            2,500       (D)     $10.25     4,249,606            D
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Common Stock              08/09/2002       S            2,500       (D)     $10.37     4,249,606            D
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Common Stock              08/12/2002       S            2,500       (D)     $10.44     4,249,606            D
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Common Stock              08/13/2002       S            2,500       (D)     $10.26     4,249,606            D
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Common Stock              08/14/2002       S            2,500       (D)     $10.23     4,249,606            D
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Common Stock              08/15/2002       S            2,500       (D)     $10.10     4,249,606            D
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Common Stock              08/16/2002       S            2,500       (D)     $10.10     4,249,606            D
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Common Stock              08/19/2002       S            2,500       (D)     $10.10     4,249,606            D
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Common Stock              08/20/2002       S            2,500       (D)     $10.25     4,249,606            D
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Common Stock              08/21/2002       S            2,500       (D)     $10.25     4,249,606            D
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Common Stock              08/22/2002       S            2,500       (D)     $10.62     4,249,606            D
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Common Stock              08/23/2002       S            2,500       (D)     $11.70     4,249,606            D
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Common Stock              08/26/2002       S            2,500       (D)     $12.35     4,249,606            D
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                                                                                                                         Page 2 of 3
                                                                                                                    SEC 1472 (01-02)

FORM 4 (continued)

                          TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
------------------------------------------------------------------------------------------------------------------------------------
1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship        Indirect
   Deriv-    Exercise    Date       Code      Securities     cisable       Amount        Deriv-   Deriv-      Form of     Beneficial
   ative     Price of               (Instr.   Acquired (A)   and Expi-     of            ative    ative       Deriv-      Ownership
   Secu-     Deriv-      (Month/    8)        or Disposed    ration        Under-        Secu-    Secu-       ative       (Instr. 4)
   rity      ative       Day/                 of (D)         Date          lying         rity     rities      Secu-
   (Instr.   Security    Year)                (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     rities
   3)                                         4, and 5)      Day/          ties          5)       cially      Benefi-
                                                             Year)         (Instr.                Owned       cially
                                                                           3 and 4)               at End      Owned
                                                                                                  of          at End
                                                                                                  Month       of
                                                                                                  (Instr.     Month
                                                                                                  4)          (Instr.
                                                                                                              4)
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                                 Code    V    (A)   (D)    Date    Expir- Title Amount
                                                           Exerci- ation        or
                                                           sable   Date         Number
                                                                                of
                                                                                Shares
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Explanation of Responses:

(1)  On August 28, 2001, the Reporting Person entered into a plan (the "Plan") to sell up to 600,000 shares of Common Stock beneficially owned by him. The Plan, intended to qualify under Rule 10b5-1 promulgated under the Securities Exchange Act of
     1934, as amended, contemplates the sale by the Reporting Person of up to 150,000 shares of Common Stock per three-month period and vests a third party broker-dealer with discretionary authority to determine the price (within certain parameters established by the Reporting Person) and other specific terms of each sale transaction. The shares sold by the Reporting
     Person on each date listed in Table I were sold pursuant to the Plan. The Reporting Person has entered into the Plan for estate planning purposes.


                                                               /s/ Michael Strauss                             September 3, 2002
                                                     ------------------------------------------          ---------------------------
                                                         ** Signature of Reporting Person                            Date

**    Intentional misstatements or omissions of facts constitute Federal
      Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                                                                         Page 3 of 3
                                                                                                                    SEC 1472 (01-02)